NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

September 15, 2006

VIA EDGAR

Mr. H. Christopher Owings, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporate Finance
One Station Place
701 First Street, N.E.
Washington, D.C. 20002

Re:	Nitches Inc.
Registration Statement on Form S-3
Filed August 10, 2006
File No. 333-136470

Mr. Owings:

          This letter constitutes Nitches, Inc.’s response to your correspondence dated September 6, 2006 with respect to Nitches’ registration statement on Form S-3 (File No. 333-136470).  Concurrently with the delivery of this correspondence, we are filing a pre-effective Amendment No. 1 to the registration statement, which includes revisions to address the concerns raised in your correspondence.

          We have prepared this letter to facilitate your review of the amended registration statement.  Set forth below are copies of the comments from your letter, and our detailed responses.

General

1.

It appears the information reports on Form 8-K that you filed on October 31, 2005 and March 22, 2006 were filed on the fifth business day after the occurrences of the events.  Form 8-K’s General Instruction B.l states that you must file a Form 8-K within four business days of the event.  Similarly, General Instruction I.A.3(b) states that to be eligible to use Form S-3 you must have filed in a timely manner all required reports during the previous twelve months.  Therefore, please tell us why you are eligible to use Form S-3 for this transaction.

          Our Form 8-K that was filed on October 31, 2005, related to the entry into a material definitive agreement and the completion of an acquisition of assets which took place on October 24, 2005.  Accordingly, the due date for the filing was Friday, October 28, 2005.  We submitted the information for the Form 8-K to our EDGAR filing service in a timely manner and approved the filing of the Form 8-K on October 28, 2005; however, because of a procedural breakdown within the filing service, our approval was not processed and the filing service did not submit the filing until the following business day.  We have separately submitted to the Securities and Exchange Commission under correspondence dated September 11, 2006 a request that the Form 8-K either be (1) corrected to October 28, 2005, or (2) adjusted to October 28, 2005 pursuant to Rule 13(b) of Regulation S-T, on the basis that the delay was caused by a third party, and we made a reasonable effort to file our report on a timely basis.  Alternatively, we have requested that we receive a waiver of the late filing so that we be deemed to have timely filed the Subject 8-K for purposes of meeting the eligibility requirements for the use of Form S-3.

          Our Form 8-K that was filed on March 22, 2006, related to the entry into two material definitive agreements that were effective or entered into on March 15, 2006.  Accordingly the due date for the filing was March 21, 2006.  Under Section A.3 (b) of the General Instructions for Use of Form S-3 the registrant must have timely filed all filings “other than a report that is required solely by pursuant to Item 1.01, 1.02, 2.03, 2.04, 2.05, 2.06, 4.02(a), 6.01, 6.03 or 6.05 of Form 8-K.”  The Form 8-K that was filed on March 22, 2006 related solely to the entry into material definitive agreements under Item 1.01 of Form 8-K.  The exhibits to that report filed under item 9.01 were copies of the material definitive agreements and were not required to be filed with the 8-K.  Accordingly, we respectfully request that Nitches, Inc. be deemed to have timely filed all reports required to be filed during the preceding twelve calendar months, and be deemed eligible to use Form S-3 for this transaction.

2.

Please tell us the results of the significance tests you performed under Rule 3-05 and Article 11 of Regulation S-X and whether you are required to provide the audited financial statements and pro forma information relating to your acquisition of Saguaro LLC.  If you have not performed these tests, please do so, tell us your conclusions, and disclose any required information as appropriate.

          We determined that Saguaro LLC does not constitute a significant subsidiary under the tests of Rule 3-05 and Article 11 of Regulation S-X on the basis that it does not constitute a “business” within the meaning of Rule 11.01(d) of Regulation S-X.  Saguaro LLC has only two assets—the trademarks “Saguaro” and “Saguaro West” for use in connection with apparel.  The trademarks were contributed into Saguaro LLC earlier this year.  Saguaro LLC has never conducted operations.  Accordingly, disclosure of its financial statements would not be meaningful to an evaluation of our future operations with respect to the trademarks.  There are no physical facilities, employees, market distribution systems, sales force, customer base, operating rights or production techniques being transferred in connection with the transaction.

          If the acquisition of Saguaro LLC was considered a business combination, the results of the significance tests would be as follows:

          Investment test. Our investment in Saguaro LLC will be $3.0 million.  Our total assets at the fiscal year ended August 31, 2005, as reported in our Annual Report on Form 10-K/A filed on July 17, 2006 were $10.5 million.  Subsequent to our fiscal year end we made a significant acquisition; acquiring 72% of the outstanding common stock of Designer Intimates, Inc. on October 24, 2005.  We filed a Current Report on Form 8-K with respect to that acquisition which was subsequently amended to include audited financial statements of Designer Intimates, Inc. and pro forma financial statements on January 10, 2006.  We have subsequently amended that filing on a Form 8-K/A on September 14, 2006 to correct the presentation of assets and liabilities resulting from our financing activities.  Under Rule 3.05(b)(3) the determination of significance is being made using pro forma amounts for the latest fiscal year in the Current Report on Form 8-K/A rather than by using the historical amounts.  Accordingly, our total pro forma assets at the fiscal year ended August 31, 2005, as reflected in recent Form 8-K/A filed September 13, 2006 were $19.7 million and our investment in Saguaro LLC would represent 15.2% of our total assets.

          Asset Test.  We are acquiring 100% of the membership interests of Saguaro LLC, and accordingly our share of its assets will be 100%.  Saguaro LLC showed a book value of $6,284 for its assets as of December 31, 2005, its fiscal year end.  Based on our $19.7 million in pro forma total assets at the fiscal year ended August 31, 2005, the Saguaro LLC assets would represent 0.03% of our total assets.

          Net Income Test.  Saguaro LLC does not have any net income from continuing operations.

Outside Front Cover

3.

You state that this prospectus relates to up to 600,000 shares of your common stock that may be sold from time to time by your “selling shareholders.”  However, it appears that you have only one selling shareholder, Impex Inc. Please revise your entire document, including your Selling Stockholders section, to make clear that you have only one selling stockholder.

          In accordance with your Comment 5. below, we have revised the Selling Stockholder table to refer to two stockholders who are the beneficial owners of the shares of common stock that will be issued to Impex, Inc.

Selling Stockholders, page 8

4.

In the third paragraph of this section, you state that you have included all the information regarding your selling stockholder “to [y]our knowledge.”  Please remove this qualification or tell us the reason for it, as you are responsible for all the disclosure in your document.

          We have removed the knowledge qualification from the Selling Stockholder section of the registration statement.

5.

Please revise your Selling Stockholders table to identify the beneficial owner or owners that have voting or investment control over the shares being offered by the selling stockholder.  See Interpretation 60 under Section I.  Regulation S-K in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997) and Interpretation 4S under Regulation S-K in the March 1999 Interim Supplement to Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (March 1999).

          We have revised the Selling Stockholders table to identify the two beneficial owners that have voting or investment control over the shares being offered.

Item 16.  Exhibits.  Page II-2

6.

We note that you do not list your acquisition agreement with Impex Inc., or its amendment, as exhibits to your filing.  Please list all the documents material to your filing as exhibits.  See Item 601 of Regulation S-K.  If you have previously filed a material document in another filing with us, you may incorporate that exhibit by reference, but you must list the document as an exhibit in your Exhibit section and your Exhibit Index.  See Item 601(a)(1) of Regulation S-K.

          We have revised our Exhibit Section and Exhibit Index to include references to the Acquisition Agreement between Nitches, Inc. and Impex Inc. and Amendment No. 1 to Acquisition Agreement between Nitches, Inc. and Impex Inc.  We have refiled the Acquisition Agreement as an exhibit to the registration statement.  We have incorporated Amendment No 1 by reference to the exhibit to our report on Form 8-K filed with the SEC on August 8, 2006.

          Thank you for your assistance in this matter.  Please call me at (858) 625-2636 or James Mercer of Duane Morris LLP, counsel to Nitches, at (619) 744-2209 if you have any questions, or if I can be of any assistance.

Sincerely,

/s/ Steven P. Wyandt
Chief Executive Officer

4